Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement relating to the Completion of the Sale of Aircrafts to Connected Party of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
30 December 2011

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2011-029

ANNOUNCEMENT RELATING TO THE COMPLETION OF
THE SALE OF AIRCRAFTS TO CONNECTED PARTY OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the "Board") of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

A.            Summary of the Connected Transaction

On 23 December 2011, the Board considered and approved the sale of two B737-700 aircrafts (the registration number are B-5212 and B-5215) by Xiamen Airlines Company Limited (a subsidiary of the Company) ("Xiamen Airlines") to Hebei Airlines Company Limited ("Hebei Airlines") and authorised the management of Xiamen Airlines to enter into the sale agreement. Xiamen Airlines and Hebei Airlines entered into the aircraft sales agreement on 23 December 2011. Please refer to the announcement dated 27 December 2011 issued by the Company on the website of the Shanghai Stock Exchange, China Securities and Shanghai Securities News for further details.

B.           Basic details of the Connected Transaction

Pursuant to the aircraft sales agreement, Xiamen Airlines agreed to dispose of B737-700 aircrafts to Hebei Airlines. The unaudited net asset value of the said two aircrafts as of 23 December 2011 prepared in accordance with the accounting policies of the Company was approximately RMB463 million .

As of 31 July 2011, the net asset value of the said two aircrafts was approximately RMB 264 million prepared in accordance with the accounting policies of Xiamen Airlines (Xiamen Airlines has adopted the accelerated depreciation accounting policy). According to the valuation report prepared by Beijing Zhongqihua Assets Valuation Co., Ltd.(北京中企華資產評估有限公司) (an independent qualified valuer in the PRC) with the base date set on 31 July 2011, the appraisal value of the two aircrafts amounted to approximately RMB405 million as of 31 July 2011. After arm's length negotiation between Xiamen Airlines and Hebei Airlines, the consideration for the two B737-700 aircrafts was agreed to be fixed at RMB 426 million.

C.           Completion of the Connected Transaction and the Impact on the Company

As at the date of this announcement, Xiamen Airlines has already received the full payment from, and delivered the aircrafts to, Hebei Airlines and issued the relevant aircrafts delivery documents.

Based on the sale consideration and the net asset value of the aircrafts prepared in accordance with the adjusted accounting policy of the Company, it is expected that the net profit attributable to parent shareholder for the year 2011 will be reduced by approximately RMB 15 million and such reduction will not have material impact on the financial condition of the Group.

The Board of
China Southern Airlines Company Limited
30 December 2011